LT
SE

June 30, 2026

Trading and Markets Staff
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 59 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Trading and Markets Staff:

On behalf of the Long-Term Stock Exchange, Inc. ("LTSE"), we are submitting Amendment No. 59 to LTSE's Form 1 Application. This submission includes both audited and unaudited financial statements, serving as the annual filing required by Rule 6a-2(b) under the Securities Exchange Act. Furthermore, this amendment provides updated information regarding the Board of Directors for LTSE Group, Inc. and LTSE Services, Inc.

EXHIBIT C – Subsidiaries & Affiliates

EXHIBIT D – Narrative Response

Addendum D-1 LTSE Group, Inc. Unaudited Financial Statements for Fiscal Year 2025

Addendum D-2 LTSE Services, Inc. Unaudited Financial Statements for Fiscal Year 2025

EXHIBIT I – Narrative Response

Addendum I-1 LTSE Audited Financial Statements for Fiscal Year 2025

Please feel free to contact me at melanie.grace@ltse.com.

Thank you,

Melanie Grace

Melanie Grace
General Counsel and Corporate Secretary

Docusign Envelope ID: 73472BF4-84C1-8254-8166-6C930C702F3A

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/30/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   14 Wall Street, 20th Floor, New York, NY 10005

   26000296
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:

   646-363-6286 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:

   Melanie Grace (Name) General Counsel and Corporate Secretary (Title) 650-888-9977 (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   n/a
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2026 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: ______ (Signature) Melanie Grace, General Counsel and Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 30 day of June (Month), 2026 (Year) by Cristal Garcia (Notary Public)

My Commission expires 12/4/29 County of Kings State of New York

CRISTAL GARCIA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GA6367877
Qualified in KINGS County
Commission Expires Dec. 4, 2029

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	March 31, 2025
Estimated average burden hours per response.	.........30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the membe,rparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

LTSE Group, Inc. ("LTSEG")

1. Name and address of organization.
- LTSEG has a physical office located at 14 Wall Street, 20th Floor, New York, NY 10005. LTSEG's mailing address is: 9450 SW Gemini Dr #4774, Beaverton, Oregon 97008-7105.

2. Form of organization (e.g., association, corporation, partnership, etc.).
- LTSEG is a corporation.

3. Name of state and statute citation under which organized. Date of incorporation in present form.
- LTSEG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. LTSEG was incorporated on February 1, 2019.

4. Brief description of nature and extent of affiliation.
- LTSEG is the parent company of Long-Term Stock Exchange, Inc. ("Exchange") and owns 100% of its common stock.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

- LTSEG is a holding company which owns 100% of the equity of the Exchange. LTSEG is the entity through which the ultimate owners of the Exchange hold their ownership interest in the Exchange. Although LTSEG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The LTSEG corporate governance documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from LTSEG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill its regulatory and oversight obligations under the Act. For example, under the corporate governance documents, LTSEG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of LTSEG shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the Act. LTSEG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of LTSEG, as well as its officers, employees, and agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, the LTSEG Amended and Restated Certificate of Incorporation and Bylaws require that any changes to such documents be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The LTSEG Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of LTSEG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. A copy of the constitution.
    - This is inapplicable
7. A copy of the articles of incorporation or association including all amendments.
    - A copy of the articles of incorporation is provided on the Exchange's website, www.ltse.com.
8. A copy of existing by-laws or corresponding rules or instruments.
    - A copy of the existing bylaws is provided on the Exchange's website, www.ltse.com.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	**Corporate Title**	**Functional Title**
Maliz Beams	Officer / Board Member	Chair of the Board, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Michelle Greene	Board Member	N/A
Vacant	Board Member	N/A
Vacant	Board Member	N/A
Vacant	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.
- Association with the Exchange has not ceased during the previous year.

<u>LTSE Services, Inc. ("LTSE Services" or "Services")</u>

1. Name and address of organization.
   - LTSE Services has a physical office located at 14 Wall Street, 20th Floor, New York, NY 10005. LTSE Services' mailing address is: 9450 SW Gemini Dr #4774, Beaverton, Oregon 97008-7105.
2. Form of organization (e.g., association, corporation, partnership, etc)
   - LTSE Services is a corporation.
3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSE Services was formed under the laws of Delaware under Section 102 of the Delaware General Corporate Law. LTSE Services was incorporated on August 30, 2012.
4. Brief description of nature and extent of affiliation.
   - LTSE Services and LTSEG have common board members and significant common stockholders.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
   - LTSE Services provides certain administrative services to the Exchange including Finance, Legal, Human Resources, Marketing, and Information Technology. LTSE Services also provides marketing and sales services related to the Exchange's listed companies, as well as capital markets services for the Exchange's listed companies.
   - Additionally, Services has a separate business unit that works with private companies to build governance structures and operating models to help these companies succeed long-term. Services facilitates connections between these companies and long-term investors identified by Services.
   - The Exchange has controls in place to maintain confidentiality of any regulatory information belonging to the Exchange, and any LTSE Services, Inc. employees that may also perform activities on behalf of the Exchange will be subject to strict informational barriers and non-disclosure agreements intended to safeguard any Exchange-related information that comes into their possession.
6. A copy of the constitution.
   - This is inapplicable.
7. A copy of the articles of incorporation or association including all amendments.
   - A copy of the articles of incorporation has been previously filed.
8. A copy of existing by-laws or corresponding rules or instruments.
   - A copy of the existing bylaws has been previously filed.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	Corporate Title	Functional Title
Eric Ries	Board Member	Chair of the Board
Maliz Beams	Officer / Board Member	Chief Executive Officer
Martin Alvarez	Officer	Chief Public Capital Markets Officer
Steve Goldstein	Officer	Chief Communications Officer
Susan Levitt	Officer	Managing Director & Head of Listings Business Development
Melanie Grace	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary
Vacant	Board Member	N/A
Vacant	Board Member	N/A
Vacant	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

- Association with the Exchange has not ceased during the previous year.

Contractor Responsible For Operation of the System

Exchange has contracted with MEMX Technologies LLC ("MEMX Technologies") to operate the System. The scope of services provided and division of responsibilities between the companies were described in the Exchange's proposal to adopt this new platform, which the Commission approved. See Securities Exchange Act Release No. 100783 (August 20, 2024), 89 FR 68481 (August 26, 2024) (SR-LTSE-2024-03).

1. MEMX Technologies LLC (f/k/a EXM Technologies LLC). Address: 382 NE 191st Suite 92178 Miami, Florida 33179
2. Limited Liability Corporation
3. Delaware, pursuant to Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq. Date of Formation is October 3, 2018.
4. Nature of Affiliation: Contractor. Exchange has contracted with MEMX Technologies to operate the System. MEMX Technologies is affiliated with MEMX LLC ("MEMX Exchange"), which is a registered national securities exchange. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. As described in Exhibit E, MEMX Technologies will be the vendor for Exchange for both the hardware and software that is needed to operate and maintain the System. MEMX Exchange is not a party to any contract with, and has no business relationship with, Exchange.
5. Brief description of business or functions: See Securities Exchange Act Release No. 100783 (August 20, 2024), 89 FR 68481 (August 26, 2024) (SR-LTSE-2024-03).
6. N/A.
7. N/A
8. N/A
9. Officers/Governors/Members of standing committees: Jonathan Kellner, Chief Executive Officer; Richard Gomez, Chief Technology Officer
10. N/A

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 is the unaudited financial statement of LTSE Services, Inc. for the fiscal year ending 12/31/2025.

Attached as Addendum D-2 is the unaudited financial statement of LTSE Group, Inc. for the fiscal year ending 12/31/2025.

Addendum D-1

Unaudited financial statements of LTSE Services, Inc.

for the fiscal year ending 12/31/2025

Addendum D-2

Unaudited financial statements of LTSE Group, Inc.
for the fiscal year ending 12/31/2025

LTSE Group, Inc. (Stand-Alone)
Unaudited Balance Sheet
December 31, 2025
(dollars in thousands)

Assets		
Cash	$	147
Due from related party		5
Notes and interest receivable from subsidiary		55,591
Investment in subsidiary		-
Other assets		174
Total assets	$	55,917
Liabilities		
Accounts payable	$	15
Accrued expenses		30
Due to related party		-
Notes and interest payable to affiliate		58,181
Stock repurchase liability		14
Total liabilities		58,240
Stockholder's deficit		
Common stock: $0.00001 par value; 179,500,000 shares designated and 95,078,834 shares issued and outstanding at December 31, 2025		1
Additional paid-in capital		1,231
Accumulated deficit		(3,463)
Loan to Employee and stock repurchase commitment		(78)
Stock issuance costs		(14)
Total Stockholder's deficit		(2,323)
Total liabilities and stockholder's deficit	$	55,917

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Group, Inc. (Stand-Alone)
Unaudited Statement of Operations
For the Year-ended December 31, 2025
(dollars in thousands)

Expenses:		
Legal and regulatory		21
Employee compensation and benefits		241
General and administrative		293
Loss from operations		(555)
Other income (expense)		
Interest income		1,490
Interest expense		(1,492)
Total other income (expense)		(2)
Net loss	$	(557)

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Group, Inc.
Notes to Unaudited Financial Statements
December 31, 2025

Basis of Accounting

Stock-Based Compensation

The unaudited balance sheet and statement of operations of LTSE Group, Inc. (the Company) have been prepared on a modified accrual basis of accounting and do not reflect the effects of non-cash transactions in the form of stock-based compensation awards.

At December 31, 2025, shares outstanding related to stock-based compensation awards were 24.4 million to employees, directors and advisors of the Company, its subsidiary Long-Term Stock Exchange, Inc. (the "Exchange"), and the Company's affiliated entity LTSE Services, Inc. The awards vest over time. Awards to the Company's and Exchange's employees, directors and advisors would in many cases be accounted for as equity awards in accordance with FASB Accounting Standards Codification Topic (ASC) 718, while awards to employees, directors and advisors of the affiliated entity would generally be accounted for as liability awards under ASC 718. In addition, at December 31, 2025, the Company had designated approximately 5.3 million of its shares as available for potential future awards grants.

Employees, directors and external advisors of the Exchange have also been granted stock-based compensation awards of its affiliate LTSE Services. At December 31, 2025, such awards outstanding were approximately 6.9 million. These awards, which vest over time, would generally be accounted for as liability awards in accordance with ASC 718.

Income Taxes

The Company has operated at net losses since its inception and has accumulated tax loss carryforwards. As the tax benefit of such net operating losses is not more-likely-than-not to be realized, the Company has established a full valuation allowance against the net operating losses. Accordingly, there is no financial impact to the financial statements.

LTSE Services, Inc.
Unaudited Balance Sheet
December 31, 2025
(dollars in thousands)

Assets		
Cash	$	70,705
Interest and other receivables		120
Prepaid expenses and other		175
Due from affiliate		6,920
Notes and interest receivable due from affiliate		58,181
Total assets	$	136,101
Liabilities and stockholders' equity		
Accounts payable	$	40
Accrued expenses		298
Stock repurchase liability		147
Total liabilities		485
Stockholders' equity		
Stockholders’ equity		
Common stock:		
Class A common stock; $0.0001 par value; 14,474,635 shares designated, 11,337,500 shares issued and outstanding		1
Class B common stock; $0.0001 par value; 153,500,000 shares designated, 13,939,848 shares issued and outstanding		1
Preferred stock:		
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, 3,137,135 shares issued and outstanding		-
Series A-1 through A-7 convertible preferred stock; $0.0001 par value; 28,188,217 shares designated, 25,051,082 shares issued and outstanding		3
Series B convertible preferred stock; $0.0001 par value; 25,138,371 shares designated, 24,738,371 shares issued and outstanding		2
Series C convertible preferred stock; $0.0001 par value; 35,630,354 shares designated, 24,828,340 shares issued and outstanding		2
Stock repuchase liability		(147)
Note receivable for equity		(3,374)
Additional paid-in capital		195,482
Accumulated deficit		(56,354)
Total Stockholders' equity		135,616
Total liabilities and stockholders' equity	$	136,101

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Services, Inc.
Unaudited Statement of Operations
For the Year-ended December 31, 2025
(dollars in thousands)

Revenue		
Intercompany agreements	$	6,920
Operating expenses:		
General and administrative		4,532
Legal		122
Employee compensation and benefits		6,262
Total operating expenses		10,916
Loss from operations		(3,996)
Other income:		
Interest income		3,047
Interest income from related parties		1,492
Capital gain on sale of assets		-
Total other income		4,539
Net income	$	543

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Services, Inc.
Note to Unaudited Financial Statements
December 31, 2025

Basis of Accounting

Stock-Based Compensation

The unaudited balance sheet and statement of operations of LTSE Services, Inc. (the Company) have been prepared on a modified accrual basis of accounting and do not reflect the effects of non-cash transactions in the form of stock-based compensation.

At December 31, 2025, shares outstanding related to stock-based compensation awards were 24.6 million to employees, directors and advisors of both the Company and its affiliated entities, LTSE Group, Inc. and the Long-Term Stock Exchange, Inc. The awards vest over time. Awards to the Company's employees, directors and advisors would in many cases be accounted for as equity awards in accordance with FASB Accounting Standards Codification Topic (ASC) 718, while awards to employees, directors and advisors of the affiliated entities would generally be accounted for as liability awards under ASC 718. In addition, at December 31, 2025, the Company had designated approximately 6.9 million of its shares as available for potential future awards grants.

Employees, directors and external advisors of the Company have also been granted stock-based compensation awards of its affiliate LTSE Group. At December 31, 2025, such awards outstanding were 17.8 million shares. These awards, which vest over time, would generally be accounted for as liability awards in accordance with ASC 718.

Income Taxes

The Company has operated at net losses since its inception and has accumulated tax loss carryforwards. As the tax benefit of such net operating losses is not more-likely-than-not to be realized, the Company has established a full valuation allowance against the net operating losses. Accordingly, there is no financial impact to the financial statements.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2025
Date as of which the information is accurate: June 30, 2026

<u>Exhibit I</u>

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2025. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

Addendum I-1

Audited Financial statements of Long-Term Stock Exchange, Inc.
for the fiscal year ending 12/31/2025

LTSE

Financial Statements

Long-Term Stock Exchange, Inc.
Year Ended December 31, 2025
With Report of Independent Auditors

Long-Term Stock Exchange, Inc.

Financial Statements

Year Ended December 31, 2025

Contents

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: (312)879-2000
Fax: (312)879-2000
ey.com

Report of Independent Auditors

The Stockholder and the Board of Long-Term Stock Exchange, Inc.

Opinion

We have audited the financial statements of Long-Term Stock Exchange, Inc. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in stockholder's deficit and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such

procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

Chicago, Illinois
May 29, 2026

Long-Term Stock Exchange, Inc.

Balance Sheet

(Dollars in Thousands, Except Par Value)

December 31, 2025

Assets		
Cash	$	2,443
Accounts receivable		1,610
Prepaid expenses		173
Notes receivable (net of allowance for credit losses of $896)		15
Property, plant and equipment (net of accumulated depreciation of $688)		8
Right-of-use asset		341
Total assets	$	4,590
Liabilities		
Accounts payable	$	929
Accrued expenses		810
Deferred revenue		960
Due to related parties		6,923
Stock-based compensation liability		197
Notes payable and interest due to parent		55,591
Operating lease liability		340
Total liabilities		65,750
Stockholder's deficit		
Class A common stock; $0.01 par value; 1,000 shares issued and outstanding at December 31, 2025		-
Additional paid-in capital		672
Accumulated Deficit		(61,832)
Total Stockholder's deficit		(61,160)
Total liabilities and stockholder's deficit	$	4,590

See accompanying notes

Long-Term Stock Exchange, Inc.

Statement of Operations
(Dollars in Thousands)
Year Ended December 31, 2025

Revenue:	
Transaction fees	$ 3,789
Tape plan revenue	3,584
Connectivity fees	6,114
Other revenue	1,288
Regulatory fees	1,229
Total revenue	16,004
Cost of revenue:	
Transaction rebates	3,426
Cost of connectivity	3,567
Regulatory expenses	1,229
Total cost of revenue	8,222
Gross profit	7,782
Operating expenses:	
General and administrative	9,411
Employee compensation and benefits	5,863
Legal and regulatory	1,269
Managed services	4,109
Total operating expenses	20,652
Loss from operations	(12,870)
Other income/(expenses):	
Interest income	70
Interest expense	(1,490)
Total other expenses	(1,420)
Loss before provision for income taxes	(14,290)
Provision for income taxes	64
Net loss	$ (14,354)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Changes in Stockholder's Deficit
(Dollars in Thousands)

Year Ended December 31, 2025

	Common Stock Shares		Additional Paid-In Capital		Accumulated Deficit		Total
Balance, January 1, 2025	1,000	$	640	$	(47,478)	$	(46,838)
Stock-based compensation	-		32		-		32
Net loss	-		-		(14,354)		(14,354)
Balance, December 31, 2025	1,000	$	672	$	(61,832)	$	(61,160)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Cash Flows
(Dollars in Thousands)

	Year Ended December 31, 2025
Operating activities	
Net loss	(14,354)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	102
Stock-based compensation	93
Changes in operating assets and liabilities:	
Accounts receivable	18,360
Prepaid expenses	10
Due from related parties	95
Accounts payable	522
Accrued expenses	(5,943)
Deferred revenue	650
Due to related parties	(2,267)
Accrued interest on notes payable to Parent	1,490
Operating lease liability	(96)
Net cash used in operating activities	(1,338)
Financing activities	
Proceeds from notes payable to Parent	5,400
Repayment of note payable to Parent including accrued interest	(5,391)
Proceeds from notes receivable	88
Net cash provided by financing activities	97
Net decrease in cash and cash equivalents	(1,241)
Cash and cash equivalents, beginning of year	3,684
Cash and cash equivalents, end of year	2,443
Supplemental disclosures:	
Obtained operating lease right-of-use assets by incurring operating lease liabilities	228
Cash paid for interest	391

See accompanying notes.

1. Nature of Operations

Long-Term Stock Exchange, Inc. (the Company) was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc. (the Parent). Both entities are affiliated with LTSE Services, Inc. (the Affiliate), which was formerly LTSE Holdings, Inc. On May 10, 2019, the Securities and Exchange Commission (SEC) approved the Company's application to operate a new national securities exchange (the Exchange) in the United States of America. The Exchange commenced operations in the third quarter of 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, based upon accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through an intercompany debt arrangement, as needed.

Related-Party Transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2025, cash and cash equivalents consist of cash deposited with two financial institutions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash. The Company maintained its cash with two financial institutions and such amounts exceeded federally insured limits. At December 31, 2025, the Company had a cash balance of $2,443 with two financial institutions. The Company has not experienced any losses on its cash.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations and dependence on key personnel. There can be no assurance that the Company's products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represent transaction fees, tape plan revenue, listing fees, market data fees, and connectivity fees.

The determination of the amount of any allowance for credit losses is based on the amount of credit extended, estimated credit worthiness of the counterparty assumed by management, and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable and supportable forecasts as deemed necessary on a case-by-case basis. The Company continually monitors these estimates over the life of the receivable. The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2025.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Depreciation of property and equipment is calculated using the straight-line method over the following estimated useful lives:

Property and equipment	5 years
Computer equipment	3 years

Leases

The Company determines if an arrangement contains a lease at inception. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments. Lease ROU assets and liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The Company's lease agreements may not provide an implicit rate. As a result, the Company will use an implied incremental borrowing rate based on its estimated credit rating and other available market information at lease commencement.

The lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option.

The Company's lease arrangements may contain lease and non-lease components. Non-lease components have been excluded from the Company's calculations of its ROU assets and lease liabilities. ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable. No such impairment was recognized during the year ended December 31, 2025.

Revenue Recognition

Substantially all revenue presented on the statement of operations is considered to be revenue from contracts with customers. The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized as the Company satisfies its performance obligations. The Company's significant revenue streams are described below.

2. Summary of Significant Accounting Policies (continued)

Transaction Fees and Rebates – Transaction fees and rebates represent fees charged (or rebated) to members for meeting the point-in-time performance obligation of adding or removing liquidity that is ultimately executed on the Exchange. These fees and rebates can be variable based on liquidity classification. Fees and rebates are calculated and billed monthly in accordance with the Exchange's published fee schedules and the prevailing client fee or rebate achieved.

Membership Fees – Membership Fees represent revenue received from member firms of the Exchange. Pursuant to Exchange Rule 15.200, fees of $10 per member firm are assessed and collected annually upfront. Revenue is recognized over the period of the contract, typically monthly, as the service is provided. At December 31, 2025, deferred revenue related to Membership Fees was $360.

Market Data – Market data fees include fees from direct subscribers to the Exchange's proprietary market data feeds. Proprietary market data fees are charged to subscribers monthly in accordance with the Exchange's published fee schedules. Market data revenue is recognized over time throughout each month as the Exchange provides the data to satisfy its performance obligation.

Connectivity Fees – Connectivity fees are charged to customers and members for their connections to the Exchange, which include both physical connections and application sessions, otherwise known as logical ports. Connectivity fees are billed monthly in accordance with the Exchange's published fee schedules and recognized over time throughout each month as the Exchange provides the connectivity to satisfy its performance obligation.

Listing Fees – Listing Fees revenue is earned by the Company for providing listing services to its three listed companies on the Exchange. Pursuant to Exchange Rule 14.601, the Company charges an initial listing fee at the time of listing, and an annual fee for each year of continued listing based on the market capitalization of the listed company. All listing fees are billed upfront, and the performance obligations are satisfied over time, typically ratably over the contract period, as the customer receives and consumes the benefit provided by the Company. At December 31, 2025, deferred revenue related to Listing Fees was $600.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Tape Plan Revenue – Tape Plan revenue represents revenue received from the U.S. market data plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA). The U.S. market data plans oversee the collection, consolidation, and dissemination of real-time trade and quote information. Fees from the U.S. market data plans are collected by plan administrators monthly based on published fee schedules and distributed quarterly to the Plan Participants, principally the U.S. exchanges. The Company recognizes revenue in the period corresponding to the trade and quote activity to which the revenue relates, fulfilling its performance obligation of providing continuous access to its market data to the UTP and CTA.

Regulatory Fees – Regulatory Transaction Fees represent Section 31 fees. Section 31 of the Securities Exchange Act of 1934 requires that the Exchange pay the Securities and Exchange Commission (SEC) a semiannual fee based on the aggregate dollar amount of certain sales of securities executed on the Exchange. Pursuant to Exchange Rule 15.110, and consistent with industry practice, the Regulatory Transaction Fees are collected from members based on rates set by the SEC. The Company records Regulatory Transaction Fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC. Regulatory fees are collected from members to cover the Section 31 fees charged by the SEC for meeting the point-in-time performance obligation of executing a trade on the Exchange. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded as gross.

The accounts receivable balance as of January 1, 2025 and December 31, 2025, was $19,970 and $1,610, respectively. There were no contract assets or liabilities as of January 1, 2025 and December 31, 2025.

Stock-Based Compensation

Stock-based compensation expense attributable to equity-classified options granted to employees and non-employees is measured at the grant date based on the fair value of the award. For employee awards, the expense is recognized on a straight-line basis over the requisite service period, which is generally the period from the accounting grant date to the end of the vesting period.

2. Summary of Significant Accounting Policies (continued)

Liability-classified awards are measured at the date of grant and must be remeasured at each reporting period until settlement. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the liability-classified awards each reporting period. Ultimately, the share-based compensation expense recognized for a liability- classified award equals the amount for which the award is settled (e.g., the cash paid to settle an award, or the value of the instruments transferred to the grantee to settle the award).

The Company estimates the fair-value based measure of each stock option grant on the grant date using the Black-Scholes-Merton option-pricing model (the BSM Model) which requires various inputs, including the exercise price of the option, expected life of the option, risk-free interest rate, dividend rate, future volatility of the price of the Company's common shares and current price of the underlying share.

The basis for the assumptions underlying the Company's fair value estimate used within the BSM Model are as follows:

Expected Volatility—To determine the volatility for use in the BSM Model, the lookback equity volatility was calculated over the time to liquidity. Consideration was also given to the effect of leverage in the guideline companies and the Company's capital structure. The comparable company equity volatilities were delivered to derive asset (firm) volatilities for the selected guideline companies. The asset volatility was selected in consideration of the Company's relative size and risk relative to the comparable companies, and the equity volatility was estimated by releveling the asset volatility using the Company's long-term capital structure.

Expected Term—The expected term of the Company's options represents the period that the share-based awards are expected to be outstanding. For awards subject to service-based vesting conditions, the Company calculated the term using the Simplified Method provided by Staff Accounting Bulletin ("SAB") 107, Share- Based Payments.

Risk-Free Interest Rate—The risk-free interest rate used is based on the continuously compounded implied yield in effect at the time of the option grant currently available on U.S. Treasury zero-coupon issues, with a remaining term equal or similar to the expected term of the option.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

2. Summary of Significant Accounting Policies (continued)

The Company has primarily granted stock options at exercise prices equal to the fair value as determined by Management, on the date of grant. Given the absence of a public trading market for the Parent's and/or the Affiliate's common stock, Management exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the common stock, including, the Group's and/or the Affiliate's financial and operating history, equity market conditions affecting comparable public companies, financing investment rounds, and the lack of marketability of the Company's common stock. In addition, Management also considered valuations of the Parent's and/or the Affiliate's common stock prepared by a nonrelated third-party valuation firm in accordance with the guidance provided by the *American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

Income Taxes

The Company accounts for income taxes under the liability method; under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

The Company utilizes a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

On December 14, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which amends the guidance in ASC 740, Income Taxes. The ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU's amendments are effective for public business entities for annual periods beginning after December 15, 2025. Entities are permitted to early adopt the standard "for annual financial statements that have not yet been issued or made available for

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

issuance." Adoption is either prospectively or retrospectively, the Company will adopt this ASU on a prospective basis. The Company determined there was no material impact to the financial statements.

Subsequent Events

Management of the Company has evaluated events and transactions subsequent to December 31, 2025, for potential recognition or disclosure in the financial statements. Other than what has been disclosed within these Notes to the Financial Statements, the Company did not have subsequent events that required recognition or disclosure in the financial statements for the year ended December 31, 2025. Subsequent events have been evaluated through May 29, 2026, the date the financial statements became available to be issued.

3. Revenue

The following presents revenue disaggregated by timing of recognition:

	Point-in-time	**Over time**
Revenue		
Transaction fees	$ 3,789	$ -
Listing fees[1]	-	472
Tape plan revenue	-	3,584
Regulatory fees	1,229	-
Market data fees[1]	-	479
Connectivity fees	-	6,114
Member fees[1]	-	337
Total revenue	$ 5,018	$ 10,986
Cost of revenue		
Regulatory fees	1,229	-
Cost of connectivity	-	3,567
Transaction rebates	3,426	-
Total cost of revenue	**$ 4,655**	**$ 3,567**
Gross profit	**$ 363**	**$ 7,419**

(1) Included in the other revenue line item in the statement of operations

(Dollars in Thousands)

3. Revenue (continued)

During the year ended December 31, 2025, four trading members accounted for 75% of the Company's transaction fee revenues and one trading member accounted for 89% of the Company's transaction fee rebates.

4. Notes Receivable

Consolidated Audit Trail LLC (the "CAT") was formed in response to SEC Rule 613 which requires the Self- Regulatory Organizations to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets.

As of December 31, 2025 the Company provided non-interest-bearing notes receivable to Consolidated Audit Trail LLC (the "CAT Notes") of $911. Due to the uncertainty concerning the ultimate repayment of the CAT Notes, the Company currently expects credit losses. Prior to January 1, 2024, the Company recorded an allowance for credit losses for the full balance of the CAT Notes. During the year ended December 31, 2024, the CAT indicated that certain CAT Notes dated prior to January 1, 2022 would be 52% recoverable, these notes are approximately $197 of the total CAT Notes balance. During the year ended December 31, 2025, management has determined no further adjustments to the allowance for credit losses is necessary.

Notes receivable	$	911
Allowance for credit losses		(896)
Notes receivable, net of allowance for credit losses	$	15

5. Property and Equipment

Property and equipment consisted of the following:

Computer equipment	$	696
Accumulated depreciation		(688)
	$	8

The Company recorded depreciation expense of $3 for the year ended December 31, 2025.

(Dollars in Thousands)

6. Leases

Operating leases – The Company has determined that its colocation arrangement with a vendor contains an operating lease. The Company's lease costs for the year ended December 31, 2025, was $120. Non-lease components of the contract are expensed as incurred.

The remaining weighted average lease term and discount rate related to the lease contained within the colocation agreement is 2.4 years and 8.4%, respectively, as of December 31, 2025.

The following provides supplemental balance sheet information related to the Company's operating leases at December 31, 2025:

Assets:	**Operating Leases**
Right-of-use asset	$ 341
Liabilities:	
Current operating lease liability	149
Non-current operating lease liability	191
Total operating lease liability	$ 340

As of December 31, 2025, future repayments of lease liabilities were as follows:

	Operating Leases
2026	171
2027	125
2028	78
2029	-
2030	-
Thereafter	-
Total lease payments	374
Less: imputed interest	34
Total	340

(Dollars in Thousands)

7. Related-Party Transactions

Statement of Operations

The Company recorded the following transactions involving related parties on the statement of operations for the year ended December 31, 2025:

Statement of Operations		
Interest expense – Parent	$	1,490
Stock-based compensation expense – Parent	$	32
Stock-based compensation expense – Affiliate	$	61
Administrative services expense – Affiliate	$	6,920

Interest expense relates to the notes payable to the Parent. See Note 8.

Stock-based compensation expense – Parent relates to options to purchase the Parent's common stock issued to employees of the Company under the Parent's equity incentive plan. Stock-based compensation expense – Affiliate relates to options to purchase the Affiliate's common stock issued to employees of the Company under the Affiliate's equity incentive plan. Both amounts are included in the statement of operations as employee compensation and benefits expense.

Administrative services expense represent fees the Company pays to the Affiliate entity for administrative services, and are included in the statement of operations in the general and administrative expenses line item.

Balance Sheet

Accruals on the balance sheet due to related parties as of December 31, 2025, consisted of the following:

Balance Sheet		
Notes payable and interest due to Parent	$	55,591
Due to Affiliate	$	6,920
Due to Parent	$	3

See Note 8 for more information regarding the notes payable due to Parent. The amount due to Affiliate represents unpaid administrative services expense.

(Dollars in Thousands)

8. Notes Payable

The Parent has entered into multiple promissory note agreements with the Affiliate, allowing the Company to draw funds from the Affiliate through the Parent. Accrued and unpaid interest and principal are due three years after the inception of the notes, unless the promissory note is extended.

The following table details the promissory notes outstanding as of December 31, 2025:

Notes	Maturity Date	Interest Rate	Funds Received by the Company[1]	Face Value	Undrawn Amount
May 2019 Notes	5/17/28	3.00%	5,000	5,000	-
Jul 2020 Notes	7/31/26	3.00%	2,190	2,500	-
Dec 2020 Notes	12/23/26	3.00%	4,850	5,000	-
Sep 2021 Notes	9/1/27	3.00%	4,500	5,000	-
Oct 2022 Notes	10/19/28	8.50%	5,000	5,000	-
Mar 2023 Notes	3/13/26	3.00%	5,000	5,000	-
Jul 2023 Notes	7/25/26	3.00%	4,850	5,000	-
Oct 2023 Notes	10/25/26	3.00%	5,000	5,000	-
Feb 2024 Notes	2/13/27	3.00%	4,900	5,000	-
Jul 2024 Notes	7/10/27	3.00%	4,400	5,000	-
May 2025 Notes	5/27/28	3.00%	4,400	5,000	-
Nov 2025 Notes	11/17/28	8.25%	1,000	5,000	4,000
Total			**51,090**	**57,500**	**4,000**

(1) From time-to-time the Parent may retain funds received from the Affiliate to fund payroll expenses and general expenses.

(Dollars in Thousands)

8. Notes Payable (continued)

Debt maturities by year were as follows at December 31, 2025:

Year-ended December 31,	Notes payable maturing
2026	21,890
2027	13,800
2028	15,400
Total	**51,090**

As of December 31, 2025, total accrued (calculated based on Funds Received by the Company in the table above) and unpaid interest was $4,501, and is included in Notes payable and interest due to Parent on the balance sheet.

Subsequent to December 31, 2025, the Company has drawn down an additional $1,900 against the November 2025 Notes.

9. Stockholder's Deficit

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

10. Stock-Based Compensation

Employees, directors and external advisors of the Company are issued options to purchase common stock in the Parent and Affiliate entities, and the Company records corresponding stock-based compensation expense over the options' expected terms.

Parent Entity Employee Stock-Based Compensation

In 2019, the Parent entity established the 2019 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Parent's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including:

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

(i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; and (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock).

Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four- to ten- year period and are subject to the risk of forfeiture until vested as a function of continued employment or service to the Company. The options are accounted for as equity awards in accordance with ASC 718, *Compensation – Stock Compensation*. The associated expense has been recorded within the accompanying statement of operations as employee compensation and benefits and as an increase to additional paid-in capital.

The following is a summary of the option activity for the year ending December 31, 2025:

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic value
Outstanding as of January 1, 2025	9,145,737	$ 0.01	8.11	$ 536
Granted	195,600	0.07		
Exercised	(13,300)	0.01		
Forfeited	(90,202)	0.01		
Expired	-	-		
Outstanding as of December 31, 2025	9,237,835	$ 0.01	7.51	$ 250
Options vested as of December 31, 2025	3,782,219	$ 0.01	6.65	$ 103

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

Stock-based compensation expense related to options in the Parent entity for the year ended December 31, 2025, was $21 and, as of December 31, 2025, unamortized stock-based compensation totaled $97 with a weighted-average remaining life of 7.43 years.

The weighted-average grant date fair value per share of options issued in the year ended December 31, 2025, was $0.01. The total intrinsic value of options exercised during the years ended December 31, 2025 was $0.4.

During the year ended December 31 2025, the key inputs and assumptions used in the BSM Model were as follows:

Dividend yield	0%
Expected volatility	28%
Expected term (in years)	7.10
Risk-free interest rate	3.9% - 4.1%

December 2024 Group Option Repricing

On December 2, 2024, the Board of Directors of the Parent approved a one-time repricing of stock options with a weighted average exercise price of $0.04 per share to an exercise price of $0.01 per share (the “December 2024 Option Repricing”). As a result of the December 2024 Option Repricing, 7,231,581 stock options held by 21 grantees were re-priced to a per share exercise price of $0.01. The December 2024 Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. In the year ended December 31, 2024, $35 of stock-based compensation expense was recognized with $93 to be recognized over the weighted average period of approximately 8.35 years. For the year ended December 31, 2025, the Company recognized $11 of stock-based compensation expense. For the year ended December 31, 2025 the unrecognized stock-based compensation expense from the modification was approximately $81, expected to be recognized over a weighted average period of approximately 7.18 years.

10. Stock-Based Compensation (continued)

Affiliate Entity Employee Stock-Based Compensation

In 2016, the Affiliate entity established the 2016 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Affiliate's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including: (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock).

Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period and are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. The options are accounted for as liability instruments in accordance with ASC 718. The expense associated with the options has been recorded within the accompanying statement of operations as employee compensation and benefits. The Company remeasures the fair value of the options at each reporting period and the balance is recorded as a liability to recognize the potential obligation of the Company to the option grantees. It is the Company's expectation, however, that these awards will be settled through the issuance of common shares in the Affiliate.

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

The following is a summary of the option activity for the year ending December 31, 2025:

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic value
Outstanding as of January 1, 2025	9,162,967	$ 0.24	7.97	$ 22
Granted	195,600	0.07		
Exercised	-	-		
Forfeited	(90,202)	0.21		
Expired	-	-		
Outstanding as of December 31, 2025	9,268,365	$ 0.24	7.37	$ 51
Options vested as of December 31, 2025	3,799,288	$ 0.27	6.29	$ 23

The fair value at the reporting period, December 31, 2025, was $0.06.

Stock-based compensation related to options in the Affiliate entity for the years ended December 31, 2025 was $61. As of December 31, 2025, unamortized stock-based compensation totaled $427 with a weighted-average remaining life of 7.43 years.

The assumptions used under the Black-Scholes-Merton option-pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Weighted average expected term (years)	4.98
Weighted average expected volatility	33%
Risk-free rate	3.73%
Dividend yield	0.00%

(Dollars in Thousands)

11. Income Tax

The Company recorded $60 and $4 of current income tax expense for the year ended December 31, 2025, for federal and state tax purposes, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of net deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

The following items comprise the Company's net deferred tax assets and liabilities as of December 31, 2025:

Deferred Tax Assets:	
Net operating losses and credit carryovers	$ 11,927
Intangible assets	577
Investment	242
Impairment expense	188
Stock-based compensation	139
Capitalized research and development	103
Accrued expenses	51
Reserves and accruals	19
Lease liability and other	71
Total deferred	13,319
Valuation allowance	(13,246)
Total deferred tax assets	72
Deferred Tax Liabilities:	
Right-of-use asset	72
Net deferred tax assets	$ -

11. Income Tax (continued)

At December 31, 2025, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $57,000 and $46, respectively, available to reduce future income subject to income taxes. While the federal net operating loss carryforwards do not expire, state net operating loss carryforwards will begin to expire in 2040. A full valuation allowance has been established against the net operating loss carryforwards, as the Company has determined that it is not more-likely-than-not that it will realize the benefits from future pretax earnings or the reversal of deferred tax liabilities.

The Company, within its combined tax filing with its Parent, files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With exceptions for a few state and local jurisdictions, the Company is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years ended prior to December 31, 2018. The Company has not identified any uncertain tax positions.

12. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently party to any legal proceeding the outcome of which, if determined adversely to the Company, would individually or in the aggregate, have a material adverse effect on its business, financial condition, or cash flows.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. **The means of access to the System.**
2. **Procedures governing entry and display of quotations and orders in the System.**
3. **Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.**
4. **Proposed fees.**
5. **Procedures for ensuring compliance with System usage guidelines.**
6. **The hours of operation of the System, and the date on which applicant intends to commence operation of the System.**
7. **Attach a copy of the users' manual.**
8. **If an applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.**

Introduction

General

The Long-Term Stock Exchange, Inc. ("Exchange") is proposing to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Exchange will be owned by its parent company, LTSE Group, Inc. ("LTSE Group"), which will elect all members of the Board of Directors of the Exchange (the "Board"), except for those Board members approved by members of the Exchange ("Members") pursuant to Article III, Section 3.4 of the Bylaws of the Exchange. Members will consist of those broker-dealers admitted to membership and entitled to enter orders in, and receive executions through, the Exchange's Order Book (as defined below) or otherwise. Members will be subject to the rules of the Exchange, and will have representation on the Exchange's Board and certain Board committees. Members who are not also shareholders of LTSE Group shall not have any ownership interest in the Exchange.

Once registered, the Exchange will operate a fully automated electronic book ("Order Book") for market and limit orders to buy or sell securities ("orders") with a continuous, automated matching function, as described in Chapter 11 of the Exchange's Rules, contained in Exhibit B to this Form 1. For non-LTSE-listed securities, the Exchange will also conduct an Opening Process for the Regular Market Session pursuant to Rule 11.231 and, for LTSE-listed securities, the Exchange will conduct Opening Auctions, Closing Auctions and other auctions pursuant to Rule 11.350. Orders not eligible for trading prior to the commencement of the Regular Market Session that are received and eligible to be queued during the Pre-Market Session pursuant to Rules 11.190(a)(1)(E) and 11.190(b)(11)(F) will be queued in the time sequence of their receipt by the System pursuant to Rule 11.220(a)(2). Orders queued during the Pre-Market Session are processed as incoming orders pursuant to Rule 11.230 at the commencement of Regular Market Session. During the Exchange's trading sessions, liquidity will be derived from orders to buy and orders to sell submitted to the Exchange electronically by its Members from remote locations. There will be no Exchange trading floor.

Membership in the Exchange will be open to any broker-dealer registered under Section 15(b) of the Exchange Act that meets the standards for membership set forth in proposed Rules 2.130 through 2.160. To be a Member of the Exchange, a firm must be registered as a broker-dealer, be a member of at least one other national securities exchange or national securities association, be able to clear trades or must clear through a Member clearing firm, and meet the additional criteria prescribed by Rule 2.170. There will be one class of membership, with all Members enjoying the same rights and privileges on the Exchange. Members may further register as LTSE Market Makers, subject to the requirements and obligations of Rules 11.150 and 11.151. Members will be subject to fees for orders executed on the Exchange as set forth in Chapter 15 of the Rules of the Exchange or as may otherwise be determined by the Board from time-to-time, subject to filing with the Commission. Exchange memberships will not be transferable except in the event of a change in control of a Member, and such transfer will be subject to the written consent of the Exchange, and to any conditions to such transfers imposed by the Exchange. The Exchange currently does not contemplate charging a fee for membership in the Exchange. A more detailed description of the membership criteria is set forth in Chapter 2 of the Exchange's rules contained in Exhibit B to this Form 1.

Exchange has contracted with MEMX Technologies LLC ("MEMX Technologies") to operate the System. The scope of services provided, division of responsibilities between the companies, and Exchange's compliance with Regulation SCI were described in the Exchange's proposal to adopt this new platform, which the Commission approved. See Securities Exchange Act Release No. 100783 (August 20, 2024), 89 FR 68481 (August 26, 2024) (SR-LTSE-2024-03).

1. The means of access to the System.

User Access. Members of the Exchange and/or Sponsored Participants on behalf of Members (collectively referred to as "Users") will be permitted to send orders to buy and sell securities listed or traded on the Exchange to the Exchange electronically through the use of a variety of systems.

The Exchange will allow Users to individually determine the best method for accessing the Exchange. Thus, Users may develop their own customized front-end software using protocols determined by the Exchange, or may use third-party vendors to route orders to the Exchange via a front end or service bureau configuration. Users will be able to access the Exchange remotely through a variety of connections that support a minimum data exchange rate, as may be determined by the Exchange from time-to-time.

Direct access to the Exchange will be available to Users at an Internet Protocol ("IP") address by one or more of the following methods: (i) at the Exchange's IP network address by the Users' own software, via communications that are compliant with the Financial Information Exchange (FIX) protocol application programming interface ("API") provided by the Exchange; (ii) at the Exchange's IP network address by the Users' own software, via communications that are compliant with another API provided by the Exchange; and/or (iii) other means of access provided from time to time by the Exchange.

Users must provide a unique IP address range to the Exchange for each requested connection, and the Exchange can then configure its routers to only allow access from the User's IP address to a dedicated IP address on the Exchange's order message handling network. In this way, only authorized Users can gain access to the Exchange via registered physical IP addresses.

Users will be responsible for having procedures reasonably designed for safeguarding access to the Exchange and for notifying the Exchange upon learning that such safeguards have or may have been compromised. Connectivity to the Exchange will occur through secure telecommunications "ports" or points of entry. Specifically, each User will be assigned a specific port, or multiple ports, each of which has a unique session identification code provided only to such User.

As necessary, the Exchange will join any applicable plan that other national securities exchanges and/or Market Centers (as such term is defined in Rule 600(b)(38) of Regulation NMS) have joined (the "Plans"). For example, as it relates to receiving inbound orders, the Exchange plans to become a participant in the Nasdaq-UTP Plan. If admitted as a participant to the Nasdaq-UTP Plan, other Plan participants would be able to send orders to the Exchange in accordance with the terms of the Plan. In addition, the Exchange intends to become a participant in the Consolidated Tape Association ("CTA") Plan and Consolidated Quotation ("CQ") Plan and will collect and submit to the relevant Plan processor the best priced buy order and the best priced sell order displayed on the Exchange in Eligible Securities, as defined in these Plans. The Exchange will likewise join all other applicable Plans as deemed necessary and in the interest of its Users, including, but not limited to, the NMS Plan to Address Extraordinary Market Volatility, the NMS Plan Governing the Consolidated Audit Trail (the "CAT NMS Plan"), the NMS Plan for the Selection and Reservation of Securities Symbols, the NMS Plan Establishing Procedures Under Rule 605 of Regulation NMS (also known as the NMS Order

Execution Quality Disclosure Plan) and 17d-2 Plans for Allocation of Regulatory Responsibilities, including, subject to Commission approval, (i) a plan with FINRA pursuant to which the Exchange and FINRA would agree to allocate to FINRA, with respect to common members, regulatory responsibility for overseeing and enforcing certain applicable laws, rules, and regulations, (ii) the multi-party plan with FINRA and other national securities exchanges for the surveillance, investigation, and enforcement of common insider trading rules and (iii) the multi-party plan with FINRA and other national securities exchanges for the allocation of regulatory responsibilities with respect to certain Regulation NMS Rules. In addition, the Exchange will (i) enter into a Regulatory Services Agreement with FINRA, pursuant to which FINRA will perform various regulatory services on behalf of the Exchange, subject to the Exchange's ultimate responsibility, including the review of membership applications and the conduct of investigations, disciplinary and hearing services, (ii) join the Intermarket Surveillance Group and (iii) submit a Minor Rule Violation Plan to the Commission under Rule 19d1(c)(2).

Sponsored Participant Access to the Exchange. The Exchange plans to permit access to the Exchange by entities ("Sponsored Participants") whose access is authorized in advance by one or more Members ("Sponsoring Member") in accordance with LTSE Rules. The Sponsoring Member must agree to be responsible for all orders entered into on the Exchange by the Sponsored Participant. In addition, Sponsored Participants must agree to comply with all applicable rules of the Exchange governing the entry, execution, reporting, clearing, and settling of orders in securities eligible for trading on the Exchange.

2. Procedures governing entry and display of quotations and orders in the System.

Entry of Orders on the Exchange. The Exchange will accept the submission of orders by Users in securities listed on LTSE and may accept orders in securities admitted to unlisted trading privileges ("UTPs") on the Exchange. The Exchange will not list securities initially, though it anticipates doing so in the future. Accordingly, while this Application, including certain rules included in Exhibit B, contains references to securities listed or trading pursuant to UTPs, the reference to securities listed on the Exchange is intended to be read prospectively.

Orders entered into the Exchange must be orders to buy or sell a stated amount of a security at the national best bid or offer when the order reaches the Exchange (i.e., market orders), or must be orders to buy or sell a stated amount of a security with a limit price (i.e., limit orders). Limit orders and market orders, as defined above, are hereinafter collectively referred to as "orders".

Orders will be accepted for any such security, whether submitted by a User on a proprietary or agency basis, in any size up to 1,000,000 shares or $30,000,000, whichever is higher. Orders may be submitted in round lots, mixed lots, or odd lots. To reduce the possibility of the entry of erroneously large orders, the Exchange will provide Users with the ability to establish parameters as to the maximum number of shares that can be entered on their behalf or on behalf of their clients in any given order. Users may receive status reports regarding orders submitted to the Exchange or change or cancel an order at any time before that order is executed on the Exchange pursuant to Rule 11.190(d).

The Exchange intends for its System to be relatively simple, without many of the complex order types or instructions available on other national securities exchanges. All orders submitted to the Exchange are treated as LTSE Only, but may also include the execution instructions of Inter-Market Sweep Order. Users may submit orders to the Exchange with the following time-in-force terms: IOC; Day; Good 'til Extended Day; System Session; and Good 'till Time. Users may submit orders to the Exchange with display instructions that will be classified as one of the following: Reserve; NonDisplayed, or Displayed. Orders submitted without display instructions will be, by default, fully displayed. Users may submit orders to the Exchange for any size which will be classified as one of the following: Round Lot; Odd Lot; or Mixed Lot. Orders may be marked with an Anti-Internalization Group Identifier ("AGID") modifier. Each of these types of orders is described in detail in proposed Rule 11.190; however, several have been described below.

Active and Resting Orders. The term "active order" is defined by LTSE to mean an order checking against the LTSE Order Book for contra-side interest against which to execute. For each symbol, only one order may be active at any given time. The term "resting order" is defined by LTSE to mean any order with unexecuted, open share interest that has been posted to the LTSE Order Book pursuant to LTSE Rule 11.190.

Reserve Order. An order with a portion of the quantity displayed ("display quantity") and with a non-displayed reserve portion of the quantity ("reserve quantity").

Minimum Quantity Order ("MQTY"). An IOC order which must have at least the minimum indicated share size satisfied in order to execute.

Inter-market Sweep Orders ("ISO"). The System will accept incoming Inter-Market Sweep Orders (as such term is defined in Regulation NMS).

Immediate-or-Cancel ("IOC"). Orders entered into the System marked IOC are executed on the Exchange, in whole or in part, as soon as such order is received, and the portion not so executed is canceled. Orders marked IOC are never posted to the Order Book, and are considered by definition to be non-displayable orders.

Day ("DAY"). Orders entered into the System marked DAY may queue during the PreMarket Session. When queued, orders will participate in the Opening Process before becoming available for the Regular Market Session. Orders marked DAY are only available for trading during the Regular Market Session, and expire at the end of the Regular Market Session.

Good 'til Extended Day ("GTX"). Orders entered into the System marked GTX may queue during the Pre-Market Session. When queued, orders will participate in the Opening Process before becoming available for the Regular Market Session. Orders marked GTX are available for trading or routing during both the Regular Market Session and Post- Market Session, and expire at the end of the Post-Market Session.

System Session ("SYS"). Orders entered into the System marked SYS may trade during System Hours and expire at the end of the Post-Market Session.

Good 'til Time ("GTT"). Orders entered into the System marked GTT may trade during System Hours and expire at the earlier of the User-specified expire time, or the end of the Post-Market Session.

Initially, LTSE will not offer any outbound routing functionality. As a result, until such time as LTSE adopts such functionality in the future pursuant to a rule change, all orders will be treated as LTSE Only and subject to the price sliding process described below for compliance with Rule 610(d) under Regulation NMS.

Anti-Internalization Group Identifier Modifier. Any active order designated with an AGID modifier will be prevented from executing against a resting opposite side order also designated with the same AGID modifier and originating from the same market participant identifier ("MPID") or Exchange User (any such identifier, a "group type"). In situations when two orders subject to anti-internalization would match, the older of the orders is canceled. A determination of "older" is based upon the time the order is received by the System, including by initial order entry or User revision (i.e., cancel/replace). The group type elected by a User controls the interaction between two orders marked with AGID modifiers.

LTSE notes that use of the AGID modifier does not relieve or otherwise modify the duty of best execution owed to orders received from public customers. As such, market participants using the AGID modifier will need to take appropriate steps to ensure public customer orders that do not execute because they were subject to anti-internalization ultimately receive the same execution price (or better) than they would have originally obtained if execution of the order was not inhibited by anti-internalization. Market Makers and other Users must not use the AGID modifier to evade the firm quotation obligation, as specified in LTSE Rule 11.151(b). The AGID modifier must be used in a manner consistent with just and equitable principles of trade.

Price Sliding. Based on Exchange system functionality and the price sliding process pursuant with Rule 11.190(g), a locked market will not be displayed by the Exchange with respect to orders to buy and orders to sell submitted to the Exchange. The Exchange will never cross its own Order Book. An order eligible for display by the

Exchange that, at the time of entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing a Protected Quotation of an external market will be ranked and displayed by the System at one (1) minimum price variant ("MPV") below the current NBO (for bids) or one (1) MPV above the current NBB (for offers) ("display-price sliding"). An order subject to display price sliding will retain its limit price irrespective of the price at which such order is ranked and displayed. In the event the NBBO changes such that an order subject to display-price sliding would no longer lock or cross the Protected Quotation of an external market, the order will receive a new timestamp, and will be displayed and ranked at the most aggressive permissible price. Such orders may be repriced once or multiple times, depending on changing market conditions and the order's limit price. A non-displayed limit order posting to the Order Book that has a limit price more aggressive than the Protected Quotations of an external market will be booked and ranked by the System at the current NBO (for bids) or at the current NBB (for offers) ("non-displayed price sliding"). To reflect changes to the NBO or NBB, the order is automatically re-priced by the System in response to the changes in the NBO or NBB up to the order's limit price.

Regulation SHO. Users may also be permitted to enter short sales, in accordance with the provisions of the Regulation SHO under the Exchange Act.

Audit Trail. The Exchange will maintain a full audit trail of every order submitted to the Exchange's System.

Trading Increments. Bids, offers or orders in securities traded on the Exchange shall not be made in an increment smaller than: (1) $0.01 if those bids or offers are priced equal to or greater than $1.00 per share; or (2) $0.0001 if those bids or offers are priced less than $1.00 per share, and the security is an NMS stock pursuant to Regulation NMS Rule 600(b)(47), and is trading on the Exchange. The minimum price increment for orders for securities listed or trading pursuant to UTPs on the Exchange will be determined from time-to-time by the Board, consistent with any Commission rules or regulations adopted in this regard.

Display of Orders. All orders submitted to the Exchange will be displayed unless designated otherwise by the User submitting the order (i.e., as Reserve Orders or NonDisplayed Orders). Orders submitted to the Exchange for display shall be displayed on an anonymous basis at the price specified by the User submitting the order, pursuant to the price sliding process in proposed Rule 11.190(g). Non-Displayed Orders will not be displayed to any User of the Exchange and will not have time priority over displayed orders at the same price.

Finally, to enhance transparency throughout the market, the Exchange intends to make publicly available, free of charge, through its public website, aggregated top of book quotations for all displayed orders resting on the Order Book, aggregated depth of book quotations for all displayed orders resting on the Order Book at each price level, execution information (i.e., last sale information) for executions on the Exchange and LTSE Auction Information for LTSE-listed securities.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

Execution of Orders Submitted to Exchange's Order Book. Trades will occur when an order to buy and an order to sell match on the Exchange's Order Book. For any execution to occur during Regular Market Session, the price must be equal to or better than the Protected National Best Bid ("NBB") or National Best Offer ("NBO"), unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS. For any execution to occur during the Pre-Market Session or the Post-Market Session, the price must be equal to or better than the highest Protected Bid or lowest Protected Offer, as determined by the System from all Top of Book information for away trading centers' quotations meeting the requirements defined in rules of Regulation NMS, pursuant to Rule 11.410, unless the order is marked ISO or a Protected Bid is crossing a Protected Offer. The Exchange will use the applicable securities information processor market data feeds as the sources for Top of Book information.

Notwithstanding the above, in the event that a Protected Bid is crossing a Protected Offer, whether during or outside of the Regular Market Session, unless the order is marked ISO, the Exchange will enforce the Crossed Market Collar pursuant to LTSE Rule 11.190(f)(3) and the price sliding process pursuant to Rule 11.190(g)(3). For any executions to occur during the Regular Market Session, such executions must comply with the Limit Up-Limit Down Plan, as set forth in Rule 11.280(e) and the price sliding process pursuant to Rule 11.190(g)(5). For any execution of a short sale order to occur

on the Exchange when a short sale price test restriction is in effect, the price must be better than the NBB, unless the sell order was initially displayed by the System at a price above the then current NBB or is marked "short exempt" pursuant to Regulation SHO. Short sale orders are subject to the price sliding process pursuant to Rule 11.190(g)(4).

An incoming order will first attempt to be matched for execution against orders in the Order Book. An order will be canceled back to the User if, based on market conditions, User instructions, or applicable Exchange rules and/or the Exchange Act and the rules and regulations thereunder, such order is not executable under Rule 11.230, and cannot be posted to the Order Book for price sliding.

An incoming active order to buy submitted to the Exchange's Order Book will be automatically executed by the Exchange's Order Book to the extent that it is priced at an amount that equals or exceeds any order to sell for the same security submitted to the Exchange's Order Book. Such order to buy shall be executed at the price of the lowest priced order to sell having priority on the Exchange's Order Book. All orders are matched according to price-display-time priority. An incoming active order to sell submitted to the

Exchange's Order Book will be automatically executed by the Exchange's Order Book to the extent that it is priced at an amount that equals or is less than any order to buy for the same security submitted to the Exchange's Order Book. Such order to sell shall be executed at the price of the highest-priced order to buy having priority on the Exchange's Order Book.

Rule 11.220 describes the priority given to orders at the same price. Non-Displayed Orders will have priority over orders at inferior prices, whether displayed or NonDisplayed, but will not have priority over orders displayed at equal or superior prices. Older orders (i.e., orders entering the Order Book first) will have priority over newer orders at the same price with the same display. In the event that less than the full size of an order is executed, whether displayed or Non-Displayed, the unexecuted size of the order will continue to reside on the Exchange's Order Book. If displayed, the order will continue to be displayed at, and retain priority and precedence at, the same price, unless the displayed portion was decremented less than one round lot. Displayed Orders must be at least one round lot. If an order marked for display is submitted with, or decremented either by execution or the User Order amendment to an order quantity of less than one round lot, it will be treated as a Non-Displayed Order, as defined in Rule 11.190(b)(3). Odd-lot orders are treated as Non-Displayed Orders.

Equal Access. In executing orders submitted to the Exchange's Order Book, the Exchange will not distinguish between orders submitted by Users for their own accounts and orders submitted by Users for their customers. Orders on the Exchange will be executed automatically and Users will have no ability to control the timing of execution (other than to change or cancel an order prior to execution).

Moreover, as noted above, the general public will have access to view the best priced quotes and aggregate size of such orders at those prices on the Exchange's Order Book through the public website.

Order Price Collars and Constraints. The Exchange will utilize the collars and constraints defined in LTSE Rule 11.190(f) in an effort to reduce the occurrence of erroneous trades. The collars and constraints include the following: Order Collar, Crossed Market Collar, One Sided Market Handling, and Zero Markets Handling.

Order Collar. The Exchange Order Collar, as described in 11.190(f)(1), prevents any incoming order or order resting on the Order Book, including those marked ISO, from executing at a price outside the Order Collar price range (i.e., prevents buy orders from trading at prices above the collar and prevents sell orders from trading at prices below the collar). The Order Collar price range is calculated using the numerical guidelines for clearly erroneous executions. Executions are permitted at prices within the Order Collar price range, inclusive of the boundaries. Any portion of a market order that would execute at a price beyond the Order Collar is canceled. Any remainder of a limit order that would execute at a price beyond the Order Collar is posted on the Order Book or canceled as per User instructions. Both displayed and non-displayed portions of limit orders may post on the Order Book at the Order Collar Price, but never more aggressive. Such orders may be repriced to a compliant price within or at the Order Collar as the Order Collar price changes due to changing market conditions.

Crossed Market Collar. As described in Rule 11.190(f)(3), in the event that a Protected Bid is crossing a Protected Offer, the System does not execute any portion of an active buy order at a price more than the greater of five cents ($0.05) or one half of a percent (0.5%) higher than the lowest Protected Offer, or any portion of an active sell order at a price more than the greater of five cents ($0.05) or one half of a percent (0.5%) lower than the highest Protected Bid, unless such order is marked ISO. When an order posts to or is resting on the Order Book while a Protected Bid is crossing a Protected Offer, the order will price slide in accordance with the price sliding process, pursuant to LTSE Rule 11.190(g).

One-Sided Markets. As defined in Rule 11.190(f)(4), One-Sided Markets are markets which lack either a Protected Bid or a Protected Offer. In a One-Sided Market, non-displayed interest is handled in the following manner: (i) Non-Displayed Orders entering the System will first test for marketable interest resting on the Order Book; any unexecuted non-displayed interest will be unavailable to trade once it posts on the Order Book; and (ii) resting non-displayed interest on the Order Book is unavailable to trade. When a two-sided market returns, Non-Displayed Orders become available at their relative priority. In a One-Sided Market, displayable interest is handled in the following manner: (i) when the Exchange receives displayable interest on the same side of the market as the Protected Bid or Protected Offer, displayable interest marked LTSE Only posts and displays at the most aggressive allowable price; and (ii) when the Exchange receives displayable interest on the side of the market opposite a best Protected Quote, displayable interest marked LTSE Only is eligible to trade with interest that is present on the Exchange and will post any unexecuted shares, to the extent allowed by the order's instructions, subject to displayed price sliding, pursuant to Rule 11.190(g)(1).

Zero Markets. As defined in Rule 11.190(f)(5), Zero Markets are markets in which neither a Protected Bid nor a Protected Offer exists. In a Zero Market, resting non-displayed interest is unavailable to trade. When a Two-Sided Market returns, NonDisplayed Orders become available at their relative priority. In a Zero Market, displayable interest will post and display at the most aggressive allowable price.

Clearly Erroneous Executions. The Exchange, like all other national securities exchanges, will have a rule that will permit it to address those instances in which transactions occurring on the Exchange involve clearly erroneous executions ("Clearly Erroneous Rule"). Under the Clearly Erroneous Rule, Users receiving an execution based on the entry of a buy or sell order that clearly was in error in terms of price, quantity, or an incorrect symbol for a security will be permitted to request that the Exchange void or modify the transaction. Designated Exchange personnel will review the transaction to determine whether, in fact, the transaction was clearly erroneous. If such personnel determine that a trade is clearly erroneous, they shall void or modify the terms of the trade to achieve an equitable rectification of the error. A User may appeal the initial decision by Exchange personnel to the Clearly Erroneous Execution Panel, which will be comprised of the Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) Members. The Exchange will retain the authority to review and declare null and void, or otherwise modify the terms of, transactions arising out of the use of the Exchange's Order Book during a period of disruption or malfunction, or in the event of extraordinary market conditions or other circumstances in which the nullification or modification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest.

Opening Process for Non-LTSE-Listed Securities. The Exchange will conduct an opening process for non-LTSE-listed securities at the start of Regular Market Hours pursuant to Rule 11.231 (the "Opening Process"). Prior to the beginning of Regular Market Hours, Users who wish to participate in the Opening Process may enter orders designated with a TIF of DAY and limit orders designated with a TIF of GTX, which shall queue in the System and are eligible for execution in the Opening Process (the "Cross Book"); interest resting on the Order Book in the Pre-Market Session available for continuous trading (i.e., orders on the Continuous Book) are also eligible for execution in the Opening Process (collectively, "Cross Eligible Orders"). Orders with a Minimum Quantity as defined in LTSE Rule 11.190(b)(11) are not eligible for execution in the Opening Process, and therefore not Cross Eligible Orders. In performing the Opening Process, the Exchange will match buy and sell Cross Eligible Orders that are executable at the Opening Match Price, as described in Rule 11.231(c).

Auctions for LTSE-Listed Securities. The Exchange will conduct various auctions for LTSE-listed securities pursuant to Rule 11.350, including "Opening Auctions," "Closing Auctions" and "IPO Auctions." Users may submit orders to the Exchange at the beginning of the Pre-Market Session for participation in the Opening Auction. Any orders designated for the Opening Auction Book will be queued until the Opening Auction match. Auction Ineligible Orders (as defined in LTSE Rule 11.350(a)(3)) that may rest on the Order Book will be queued and maintained prior to the auction match in accordance with LTSE Rule 11.220(a)(1); Auction Ineligible Orders with a TIF of IOC will be rejected prior to the auction match.

Users may also submit orders to the Exchange at the beginning of the Pre-Market Session for participation in the Closing Auction. Any Market-On-Open ("MOC") and Limit-On-Close ("LOC") orders designated for the Closing Auction Book will be queued until the Closing Auction match. LOC, MOC, as well as limit orders with a TIF of DAY that are not fully executed at the conclusion of the Closing Auction will be canceled immediately after the Closing Auction match.

Users may submit Auction Eligible Orders to the Exchange at the beginning of the Order Acceptance Period for participation in an IPO Auction. For IPO Auctions, the Order Acceptance Period will generally begin at 8:00 a.m. and will end when the IPO Auction match occurs. All Auction Eligible Orders associated with an IPO Auction will be queued until the applicable auction match. All orders associated with an IPO Auction must be received prior to the auction match in order to be eligible to execute in the auction. Auction Ineligible Orders that may rest on the Order Book will be queued and maintained during the Order Acceptance Period in accordance with LTSE Rule 11.220(a)(1); Auction Ineligible Orders with a TIF of IOC will be rejected prior to the auction match.

The Opening, Closing and IPO Auctions will occur at the price that maximizes the number of shares of Auction Eligible Orders to be executed. The priority of Auction Eligible Orders will be determined in accordance with LTSE Rule 11.350(b). The best priced Auction Eligible Order (the highest priced resting order to buy or the lowest priced resting order to sell) has priority over all other orders to buy (or orders to sell) in all cases. Market orders have precedence over limit orders.

Trade Reporting. The Exchange intends to become a participant in the CTA Plan and will report trades in Eligible Securities (as defined in the CTA Plan) pursuant to the terms of the plan. Similarly, as noted above, the Exchange expects to join the Nasdaq-UTP Plan and will report trades in Nasdaq securities traded on the Exchange that have been admitted to UTPs pursuant to the provisions of that plan.

CAT NMS Plan. The Exchange intends to join the CAT NMS Plan. Each Participant of the CAT NMS Plan is required to enforce compliance by its Industry Members, as applicable, with the provisions of the CAT NMS Plan, by adopting a Compliance Rule applicable to their Industry Members. The rules contained in LTSE Rule Series 11.6000 set forth the Compliance Rule to require Industry Members to comply with the provisions of the CAT NMS Plan. LTSE Rules include twelve rules covering the following areas: (1) definitions; (2) clock synchronization; (3) Industry Member data reporting; (4) customer information reporting; (5) Industry Member information reporting; (6) time stamps; (7) clock synchronization rule violations; (8) connectivity and data transmission; (9) development and testing; (10) recordkeeping; (11) timely, accurate and complete data; and (12) compliance dates.

Clearance and Settlement of Exchange Trades. The Exchange will require each Member to be a member of a registered clearing agency or clear its transactions through a Member that is a member of a registered clearing agency.

4. Proposed fees

Fees Generally. The Exchange currently does not propose to charge a fee for Exchange membership, or for entering, cancelling, or executing transactions on the Exchange. The Exchange may charge a connectivity fee based on the number of ports utilized by the Member. Exchange Members will be solely responsible for all telecommunications costs and all other expenses incurred in linking to, and maintaining links to, the Exchange. The Exchange may in the future, however, determine to revise its fees or prescribe such reasonable dues, fees, and assessments or other charges as it may deem appropriate and not unfairly discriminatory. Any time the Exchange undertakes to impose or modify a due, fee, assessment, or other charge, such fee imposition or change will be subject to filing by the Exchange pursuant to Section 19 of the Exchange Act and Rule 19b-4 thereunder.

5. Procedures for ensuring compliance with System usage guidelines

The Exchange System will contain embedded order entry and trade guidelines. All data representing a User's order must comply with these guidelines. Users cannot override these embedded guidelines. With respect to technical standards, prior to allowing a new User to begin trading, the Exchange and the User will thoroughly test the User's connectivity. In addition, the User may enter orders in the Exchange's certification environment and may also enter orders for test securities on the Exchange to ensure compatibility with the Exchange's System protocol. A User may begin trading only after the Exchange is satisfied that both the User's hardware and software meet the Exchange's standards.

Users also must agree to maintain an adequate connection to the Exchange as defined from time-to-time by the Exchange that includes a connection of sufficient speed and equipment of minimum quality.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

The Exchange will operate Monday through Friday from 8:00 a.m. to 5:00 p.m. (Eastern Time) (excluding legal holidays), or during any other day or time approved by the Board.

If the Commission approves the Exchange's Form 1 application and the Exchange satisfies any relevant conditions prior to operation, the Exchange will commence operations using a phased-in approach for permitting specific securities to be traded on the Exchange.

7. Attach a copy of the users' manual.

Users will be provided with the Exchange's technical specifications, which will enable them to develop or purchase their own, customized front-end software for interfacing with the Exchange. Users also may use third-party vendors to route orders to the Exchange via a front-end or service bureau configuration. The User Manual will describe the Exchange's technical specifications and will provide Users and prospective Users with additional information that the Exchange believes will be useful to such persons for trading on the Exchange. The User Manual is attached as Addendum E-1.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

The Exchange will not hold Member funds or securities.

Addendum

Addendum E-1

LTSE User Manual

LTSE
USER MANUAL

Version 1.0

Updated: August 09, 2024

Table of Contents

Introduction

This document provides information about the Long-Term Stock Exchange ("LTSE," the "System," or the "Exchange"). The Exchange is a subsidiary of LTSE Group, Inc.

The LTSE User Manual summarizes various operations and rules of the Exchange. LTSE's complete and official Rulebook is available at https://ltse.com/regulation/regulation-overview. In the event of a conflict between the User Manual and the information set forth in the official Rulebook, the Rulebook shall prevail. Information contained in this document is subject to change at any time.

Trading System

The Exchange operates a fully automated electronic limit order book for orders to buy and sell National Market System ("NMS") securities with a continuous matching function. Members of the Exchange and their Sponsored Participants (collectively, "Users") connect to the System via FIX and/or binary order entry protocols in order to electronically send orders to buy and sell securities traded on the Exchange. Users may also send orders through a Service Bureau.

The System was built with a focus on performance, reliability, and security. The System is distributed across a network of servers to maximize throughput and determinism, minimize latency and bottlenecks, provide high availability and fault tolerance, and allow for simplified scalability. Additional servers can be added to easily expand system functionality and capacity as required in accordance with the LTSE Capacity Planning Policy. Further, security has been architected and designed into the System as a primary concern to effectively manage access, authorization and authentication to Exchange services.

At the core of the System is the matching engine complex, which compares the limit price of an incoming order with the price of resting (i.e., booked) Limit or Pegged orders on the LTSE Book and the price of other markets' displayed quotes. If the order is immediately marketable against the LTSE Book, and there is interest available on the LTSE Book at a price equal to or better than the consolidated quote, an immediate match is made and communicated back to Users. The priority of how orders are ranked on the LTSE Book is discussed in more detail below and described in Rule 11.9 of the Exchange Rulebook.

Users or their clearing firms have the ability to create and provision FIX Drop Copy sessions. Sessions can be configured to filter information by MPID(s) and/or Account(s). Please reach out to LTSE Market Operations at marketops@longtermstockexchange.com for further information.

Data Centers and Co-Location

LTSE's primary trading platform is located in a third-party data center facility in New Jersey. The platform is accessible to Members, Sponsored Participants, Service Bureaus, Data Recipients (collectively "Participants") and Extranet Providers.

LTSE's secondary data center is located in a third-party data center facility in Chicago, IL. Connectivity to the LTSE secondary data center, while not a mandatory requirement for all Participants, is recommended to minimize service disruption in the event of an issue at the primary trading platform data center.

Although LTSE does not provide colocation services, members may contract directly with Equinix for rack space in our data center facilities.

LTSE provides redundant physical network connectivity in both the primary and secondary data centers. This diverse set of network connections, the "A" and "B" feeds, provide high availability and fault tolerance to all co-located participants. To achieve this resiliency, Participants must connect to both the "A" and "B" feeds.

All data centers the Exchange uses are, at a minimum, Tier 3 compliant and provide a high level of security and availability through redundant and reliable environmental control systems (redundant power supplies, on-site backup generators, cooling systems, etc.). Data center personnel are available 24/7 to maintain and service the System.

Connectivity and Access

LTSE supports the following connectivity methods in both its primary and secondary data centers:

- Co-Location Cross-Connect: Participants may request a cross-connect from the Participant's point-of-presence to LTSE.
- Extranet Providers: Participants may connect to LTSE via an approved Extranet Provider. A list of available providers can be found on the LTSE User Portal.
- Private-Line Ethernet: Participants may connect via telecommunications carriers providing a circuit extension from a location outside the Exchange's primary or secondary data center.

Participants are responsible for choosing and implementing connectivity to the primary and secondary data center.

For more detailed information and instructions on how to connect to LTSE, please refer to the LTSE Connectivity Specification.

Users are permitted to electronically access the order entry facility of the Exchange, MEMO (MEMbers Orders), using the Classic ASCII FIX protocol and/or the native binary protocol. A common data schema is used for both protocols to allow for easier transition between the two. Message framing and encoding is also standardized and unified across protocols. MEMO SBE, the native binary protocol for order entry, is an application layer message standard used to facilitate the electronic communication of information between the Exchange and its participants. MEMO allows participants to submit, modify, and cancel orders, receive acknowledgements and execution reports, and be notified of exchange trading status. Refer to the MEMO SBE Protocol Specification for more details. The Exchange also supports order entry via the FIX (tag/value) protocol. Please refer to the MEMO FIX Protocol Specification for more details.

Risk Controls

Both the MEMO FIX and MEMO SBE order entry protocols contain an integrated pre-trade risk management service that processes all incoming order information against a mandatory set of risk controls designed to help prevent erroneous orders from passing through to the matching engine for execution. These controls are dynamically configurable by Exchange participants and can be assigned to an individual session, i.e., a single FIX or MEMO session, or an aggregated set of sessions through the use of user defined risk control identifiers.

MEMO SBE supports the canceling of an order via any active Participant session regardless of the session that the original order was transmitted on. Additionally, this flexibility allows the Exchange to offer a batch cancel function, via any active session, which can be used by a Participant to cancel all or a subset of its orders in one or more symbols with a single command to the Exchange. Participants can use this facility as a "purge port" or for other mass cancel type functions.

Hours of Trading and Market Sessions

Orders may be entered into the System during Exchange operating hours (from 8:00 a.m. until 5:00 p.m. Eastern Time). The Exchange will not accept the orders prior to the start of the Pre-Market Session at 8:00 a.m. Eastern Time.

Session	Start and End Time (all times are Eastern Time)
Pre-Market Session	8:00 a.m. to 9:30 a.m.
Market Session	9:30 a.m. to 4:00 p.m.
Post-Market Session	4:00 p.m. to 5:00 p.m.

Order Types and Modifiers

As summarized in the table below, LTSE accepts the following order types: Market orders, Limit orders, and Pegged orders (including Midpoint Peg and Primary Peg). Midpoint Peg orders may be submitted with or without a limit price. Primary Peg orders may be submitted with or without an offset. All orders, irrespective of type, may be submitted in round lots, mixed lots, or odd lots. By design, orders are limited to a maximum of 1,000,000 shares or a value of $30,000,000.00.

Several Time-in-Force (TIF) instructions are available that determine the period(s) of time during which an order is available for potential execution:

- Immediate-Or-Cancel (IOC): An order with this Time-In-Force instruction will be executed in whole or in part upon entry, otherwise the order will be canceled.

- Fill-Or-Kill (FOK): An order with this Time-In-Force instruction will be executed in whole (i.e. entire size), otherwise the order will be canceled.
- Day: An order with this Time-In-Force instruction is eligible for execution during the Pre-Market Session and the Market Session. DAY orders remaining on the LTSE Book at the end of the Market Session will be canceled.
- Good-Til-Time (GTT): An order with this Time-In-Force instruction will expire at the earlier of a specified expiration time or end of the Post-Market Session. GTT orders remaining on the LTSE Book at the end of the Post-Market Session will be canceled.
- Regular Hours Only (RHO): An order with this Time-In-Force instruction is only executable between the hours of 9:30am and 4:00pm ET (Regular Trading Hours). RHO orders remaining on the LTSE Book at the end of the Market Session will be canceled.

Order types may be designated with a variety of modifiers such as Intermarket Sweep Orders (ISOs), Reserve Quantity (with Fixed or Random Replenishment), Displayed/Non-Displayed, Minimum Execution Quantity (only executes against a single order), Post Only, Book Only, Re-Pricing (Price Sliding to comply with Rule 610(d) of Reg NMS, Rule 201 of Reg SHO, and – applicable Limit Up-Limit Down ("LULD") price bands). Additional details on these modifiers are set forth below and in the Exchange Rulebook.

- **Intermarket Sweep Orders (ISO)**: An order that allows LTSE to execute at its BBO regardless of prices at other market centers without violating the Reg NMS order protection rule. It is the responsibility of the User entering the order to comply with the requirements of Reg NMS relating to ISOs.
- **Reserve Quantity**: An order with a portion of the size that is displayed and a reserve portion of the size that is not displayed. Both Fixed Replenishment and Random Replenishment are supported.
- **Display/Non-Display**: Designates whether an order shall be displayed or not displayed on the LTSE Book.
- **Minimum Quantity**: Designates a minimum share amount required for each execution that must match against a single order to execute (on entry or while resting on the LTSE Book). Minimum Quantity orders are always hidden.
- **Post Only**: Designates that the order is to be posted on the LTSE Book to add liquidity only.
- **Book Only**: Designated that the order is to be executed only on the LTSE Book and cannot be routed to another trading venue. LTSE does not currently offer order routing, therefore Users should mark orders "Book Only" by default.
- **Re-Price**: Designates that an order that would otherwise violate the Rule 610(d) of Reg NMS where orders would lock or cross the NBBO, Reg SHO Rule 201 when an order marked short is priced at the NBB during a SSCB ("Short Sale Circuit Breaker"), or LULD where buy (sell) interest would be above (below) the upper (lower) price band be re-priced to a compliant price

- Users can configure their incoming orders to NOT re-price, re-price upon entry ("Single Re-Price"), or continuously re-price as the prevailing NBBO changes. Orders not configured with a re-pricing instruction will not be re-priced and will be canceled back if they lock or cross the Protected Quotation of another Trading Center on order entry.
- Orders that are configured with a re-pricing instruction (Tag 21020) **must also** populate the re-pricing behavior type (Tag 21021). This type specifies whether to re-price when the market is locked and crossed or only when the market is locked (order will be canceled if market is crossed).
- Displayed top-of-book orders of odd lot size that do not have a Protected Quotation displayed at the same price (i.e., the order cannot stand its ground), will be canceled back if they do not contain a re-pricing instruction. Such orders configured for continuous re-pricing will be re-ranked and re-displayed by the system if another Trading Center publishes a Protected Quotation that locks or crosses its displayed price.

Order Type	Trading Hours	Time-In-Force	Size	Routing/ Posting	Display	Reserve	ISO	Re-Price
Market	9:30 a.m. through 4:00 p.m. ET	IOC, FOK, Day, RHO	Odd/Round/ Mixed Lot Min Qty	Book Only	N/A	N/A	N/A	N/A
Limit	8:00 a.m. through 5:00 p.m. ET	IOC, FOK, Day, GTT, RHO	Odd/Round/ Mixed Lot Min Qty	Book Only, Post Only	Display, Non-display	Random and Fixed Replenish	ISO	Price Sliding
Pegged (Midpoint, Primary)	8:00 a.m. through 5:00 p.m. ET	IOC, FOK, Day, GTT, RHO	Odd/Round/ Mixed Lot Min Qty	Book Only, Post Only	Non-display	N/A	N/A	N/A

Refer to Chapter 11 of the LTSE Rulebook, for detailed information regarding order types, modifiers and TIF instructions.

Order Handling

During operating hours, LTSE will accept incoming orders when a valid NBBO is available and cancel incoming orders otherwise. The following sections describe the order handling behavior for the different order types, instructions, and modifiers for each of the three trading sessions.

Market Orders

TIF	Modifiers	Pre-Market	Market	Post-Market
IOC	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	▯	✓(1)	▯
	MinQty	▯	✓	▯
	PostOnly	▯	▯	▯
	BookOnly	▯	✓	▯
	Reprice	▯	▯	▯
FOK	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	▯	✓(1)	▯
	MinQty	▯	▯	▯
	PostOnly	▯	▯	▯
	BookOnly	▯	✓	▯
	Reprice	▯	▯	▯
DAY	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	▯	✓(1)	▯
	MinQty	▯	▯	▯
	PostOnly	▯	▯	▯
	BookOnly	▯	✓	▯
	Reprice	▯	▯	▯
RHO	ISO	▯	▯	▯

IOC	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	▯	▯	✓	✓	▯	✓	▯
MinQty	▯	▯	✓	✓	▯	✓	▯
PostOnly	▯	▯	▯	▯	▯	▯	▯
BookOnly	▯	▯	✓	✓	▯	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

FOK DAY RHO	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	▯	▯	✓	▯	▯	✓	▯
MinQty	▯	▯	▯	▯	▯	▯	▯
PostOnly	▯	▯	▯	▯	▯	▯	▯
BookOnly	▯	▯	✓	▯	▯	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

	Reserve	▯	▯	▯
	Display	▯	✓(1)	▯
	MinQty	▯	▯	▯
	PostOnly	▯	▯	▯
	BookOnly	▯	✓	▯
	Reprice	▯	▯	▯
GTT	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	▯	▯	▯
	MinQty	▯	▯	▯
	PostOnly	▯	▯	▯
	BookOnly	▯	▯	▯
	Reprice	▯	▯	▯

✓	Supported
⦸	Conditional
▯	Illegal

(1) This modifier is accepted and ignored.

Limit Orders

TIF	Modifiers	Pre-Market	Market	Post-Market
IOC	ISO	✓	✓	✓
	Reserve	▯	▯	▯
	Display	✓(1)	✓(1)	✓(1)
	MinQty	✓(1)	✓(1)	✓(1)
	PostOnly	▯	▯	▯
	BookOnly	✓	✓	✓
	Reprice	▯	▯	▯
FOK	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	✓(1)	✓(1)	✓(1)
	MinQty	▯	▯	▯
	PostOnly	▯	▯	▯
	BookOnly	✓	✓	✓
	Reprice	▯	▯	▯
DAY	ISO	✓	✓	▯
	Reserve	✓(3)	✓(3)	▯
	Display	✓(1)	✓(1)	▯
	MinQty	✓(1)(3)	✓(1)(3)	▯
	PostOnly	✓	✓	▯
	BookOnly	✓	✓	▯
	Reprice	✓(2)	✓(2)	▯
RHO	ISO	▯	▯	▯
	Reserve	▯	✓(3)	▯
	Display	▯	✓(1)	▯
	MinQty	▯	✓(1)(3)	▯
	PostOnly	▯	✓	▯
	BookOnly	▯	✓	▯
	Reprice	▯	✓(2)	▯
GTT	ISO	✓	✓	✓

IOC	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	✓	▯	✓	✓	▯	✓	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	✓	▯	✓	⦸	▯	✓	▯
MinQty	✓	▯	⦸	✓	▯	✓	▯
PostOnly	▯	▯	▯	▯	▯	▯	▯
BookOnly	✓	▯	✓	✓	▯	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

FOK	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	▯	▯	✓	▯	▯	✓	▯
MinQty	▯	▯	▯	▯	▯	▯	▯
PostOnly	▯	▯	▯	▯	▯	▯	▯
BookOnly	▯	▯	✓	▯	▯	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

RHO	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	✓	✓	▯	✓	✓	✓
Display	▯	✓	✓	⦸	✓	✓	✓
MinQty	▯	▯	⦸	✓	✓	✓	▯
PostOnly	▯	✓	✓	✓	✓	✓	✓
BookOnly	▯	✓	✓	✓	✓	✓	✓

	Reserve	✓(3)	✓(3)	✓(3)
	Display	✓(1)	✓(1)	✓(1)
	MinQty	✓(1)(3)	✓(1)(3)	✓(1)(3)
	PostOnly	✓	✓	✓
	BookOnly	✓	✓	✓
	Reprice	✓(2)	✓(2)	✓(2)

Reprice	▯	✓	✓	▯	✓	✓	✓

DAY GTT	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	✓	▯	✓	▯	✓	✓	▯
Reserve	▯	✓	✓	▯	✓	✓	✓
Display	✓	✓	✓	⃠	✓	✓	✓
MinQty	▯	▯	⃠	✓	✓	✓	▯
PostOnly	✓	✓	✓	✓	✓	✓	✓
BookOnly	✓	✓	✓	✓	✓	✓	✓
Reprice	▯	✓	✓	▯	✓	✓	✓

(1) Limit orders can be displayed or non-displayed. **If set to displayed, the MinQty modifier is illegal and the order will be rejected**.

(2) Orders with this modifier must be displayed to enable Display Price Sliding for Reg-NMS. This modifier is also used to enable Repricing for Reg-SHO and LULD whether displayed or not.

(3) The MinQty and Reserve modifiers are mutually exclusive. If both are set, the order is rejected.

Pegged Orders

TIF	Modifiers	Pre-Market	Market	Post-Market
IOC	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	✓(1)	✓(1)	✓(1)
	MinQty	✓	✓	✓
	PostOnly	▯	▯	▯
	BookOnly	✓(2)	✓(2)	✓(2)
	Reprice	▯	▯	▯
FOK	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	✓(1)	✓(1)	✓(1)
	MinQty	▯	▯	▯
	PostOnly	▯	▯	▯
	BookOnly	✓(2)	✓(2)	✓(2)
	Reprice	▯	▯	▯
DAY	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	✓(1)	✓(1)	▯
	MinQty	✓	✓	▯
	PostOnly	✓	✓	▯
	BookOnly	✓(2)	✓(2)	▯
	Reprice	▯	▯	▯
RHO	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	▯	✓(1)	▯
	MinQty	▯	✓	▯
	PostOnly	▯	✓	▯
	BookOnly	▯	✓(2)	▯

IOC	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	▯	▯	⦸	⦸	▯	⦸	▯
MinQty	▯	▯	⦸	✓	▯	✓	▯
PostOnly	▯	▯	▯	▯	▯	▯	▯
BookOnly	▯	▯	⦸	✓	▯	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

FOK	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	▯	▯	⦸	▯	▯	⦸	▯
MinQty	▯	▯	▯	▯	▯	▯	▯
PostOnly	▯	▯	▯	▯	▯	▯	▯
BookOnly	▯	▯	⦸	▯	▯	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

	Reprice	▯	▯	▯
GTT	ISO	▯	▯	▯
	Reserve	▯	▯	▯
	Display	✓(1)	✓(1)	✓(1)
	MinQty	✓	✓	✓
	PostOnly	✓	✓	✓
	BookOnly	✓(2)	✓(2)	✓(2)
	Reprice	▯	▯	▯

DAY RHO GTT	ISO	Reserve	Display	MinQty	PostOnly	BookOnly	Reprice
ISO	▯	▯	▯	▯	▯	▯	▯
Reserve	▯	▯	▯	▯	▯	▯	▯
Display	▯	▯	⊘	⊘	⊘	⊘	▯
MinQty	▯	▯	⊘	✓	✓	✓	▯
PostOnly	▯	▯	⊘	✓	✓	✓	▯
BookOnly	▯	▯	⊘	✓	✓	✓	▯
Reprice	▯	▯	▯	▯	▯	▯	▯

(1) Pegged Orders are non-displayed and are rejected for invalid modifier if submitted as displayed.

(2) Pegged Orders are not routable. This modifier is accepted, but is not necessary for this behavior.

LTSE

Priority of Orders

Orders are ranked and maintained in the LTSE Book based on the Price/Time priority as follows:

- Price. The highest-priced order to buy (lowest-priced order to sell) has priority over all other orders to buy (sell) in all cases.

- Time. The following priority rules apply:

A. Except as provided in (B) and (C) below, the System ranks equally priced trading interest within the System in time priority in the following order:
   1. The portion of a Limit Order with a Displayed instruction;
   2. Limit Orders with a Non-Displayed instruction;
   3. Primary Pegged Orders;
   4. Midpoint Pegged Orders; and
   5. Reserve Quantity of Limit Orders.

B. At the Midpoint of the NBBO. The System ranks trading interest priced at the midpoint of the NBBO within the System in time priority in the following order:
   1. Limit Orders to which the Display-Price Sliding instruction has been applied;
   2. Limit Orders with a Non-Displayed instruction;
   3. Primary Pegged Orders;
   4. Midpoint Pegged Orders; and
   5. Reserve Quantity of Limit Orders.

C. Where buy (sell) orders are using instructions that cause them to be re-ranked by the System upon clearance of a Locking Quotation, the System re-ranks and displays such orders at the Locking Price in time priority in the following order:
   1. Limit Orders to which the ISO instruction has been applied that also contain a TIF instruction of Day when such orders establish a new NBBO at the Locked Price; and
   2. Limit Orders with the Display-Price Sliding instruction.

D. For purposes of (A) and (B) above, orders re-ranked subject to the Re-Pricing instruction to comply with Rule 201 of Regulation SHO maintain the same priority as Limit Orders at that price.

Data Products

As described in the LTSE Rule 11.330, LTSE offers several MEMOIR (MEMber Order Information Record) data products:

- MEMOIR Depth (Depth of Book)
- MEMOIR Top (Top of Book Quote)
- MEMOIR Last Sale (Last Sale Feed)
- MEMOIR Historical Data (Prior day versions of MEMOIR Depth, Top, and Last Sale)

The Exchange's real-time market data is electronically available directly from LTSE through the use of APIs defined in the Exchange's specifications or via a range of market data vendors. Additional information about data products, agreements and specifications are available on the Exchange's website at https://ltse.com/trading/membership-connectivity.

Contact LTSE

Website: www.ltse.com

Market Operations: (813) 575-2602 and marketops@longtermstockexchange.com

Regulation & Compliance: regulation@longtermstockexchange.com

Mailing Address: Long-Term Stock Exchange
101 Greenwich Street Suite 11A
New York, NY 10006

REVISION HISTORY

Version	Date	Change
1.0	August 9, 2024	Initial Document